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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

CRITICAL THERAPEUTICS, INC.
(Name of Issuer)
COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)
22674T 10 5
(CUSIP Number)
DAVE MARKLAND
PROSPECT VENTURE PARTNERS
435 TASSO STREET, SUITE 200
PALO ALTO, CALIFORNIA 94301
TELEPHONE: (650) 470-8116
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 20, 2005
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Prospect Venture Partners III, L.P.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 20-1943842

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,079,380 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,079,380 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,079,380 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.02%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

PN

(1)	This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “PVP III Entities”). The PVP III Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,281,022 shares of Common Stock, together with associated warrants to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the PVP III Entities, however, they disclaim beneficial ownership of the shares held by the PVP III Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 34,123,190 shares of the Issuer’s common stock outstanding (as of November 7, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2005.

2.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Prospect Management Co. III, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
IRS No. 20-1943809

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,079,380 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,079,380 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,079,380 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.02%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

(1)	This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “PVP III Entities”). The PVP III Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,281,022 shares of Common Stock, together with associated warrants to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the PVP III Entities, however, they disclaim beneficial ownership of the shares held by the PVP III Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 34,123,190 shares of the Issuer’s common stock outstanding (as of November 7, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2005.

3.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: David Schnell

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,079,380 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,079,380 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,079,380 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.02%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “PVP III Entities”). The PVP III Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,281,022 shares of Common Stock, together with associated warrants to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the PVP III Entities, however, they disclaim beneficial ownership of the shares held by the PVP III Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 34,123,190 shares of the Issuer’s common stock outstanding (as of November 7, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2005.

4.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Alexander E. Barkas

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,079,380 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,079,380 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,079,380 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.02%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “PVP III Entities”). The PVP III Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,281,022 shares of Common Stock, together with associated warrants to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the PVP III Entities, however, they disclaim beneficial ownership of the shares held by the PVP III Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 34,123,190 shares of the Issuer’s common stock outstanding (as of November 7, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2005.

5.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: Russell C. Hirsch

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		0

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,079,380 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER:

3,079,380 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,079,380 shares of Common Stock (2)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.02%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “PVP III Entities”). The PVP III Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,281,022 shares of Common Stock, together with associated warrants to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the PVP III Entities, however, they disclaim beneficial ownership of the shares held by the PVP III Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 34,123,190 shares of the Issuer’s common stock outstanding (as of November 7, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2005.

6.

CUSIP No.	22674T 10 5

1	NAMES OF REPORTING PERSONS: James B. Tananbaum

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑ (1)

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware, United States of America

	7	SOLE VOTING POWER:

NUMBER OF		25,000 shares of Common Stock

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		3,079,380 shares of Common Stock (2)

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		25,000 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER:

3,079,380 shares of Common Stock (2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

3,104,380 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

9.09%(3)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

IN

(1)	This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “PVP III Entities”). The PVP III Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2)	Includes 2,281,022 shares of Common Stock, together with associated warrants to purchase an aggregate of 798,358 shares of Common Stock, held by PVP III. PMC III serves as the sole general partner of PVP III, and owns no securities of the Issuer directly. Schnell, Barkas, Hirsch and Tananbaum are managing directors of PMC III and share voting and dispositive power over the shares held by the PVP III Entities, however, they disclaim beneficial ownership of the shares held by the PVP III Entities, except to the extent of their pecuniary interests therein, and any shares held in their name.

(3)	This percentage is calculated based upon 34,123,190 shares of the Issuer’s common stock outstanding (as of November 7, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2005.

7.

Item 1. Security and Issuer
(a) This statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Critical Therapeutics, Inc., a Delaware corporation (the “Issuer”).
(b) The principal executive offices of the Issuer are located at 60 Westview Street, Lexington, Massachusetts 02421.
Item 2. Identity and Background
(a) This Schedule 13D is filed by Prospect Venture Partners III, L.P. (“PVP III”), Prospect Management Co. III, L.L.C. (“PMC III”), David Schnell (“Schnell”), Alexander E. Barkas (“Barkas”), Russell C. Hirsch (“Hirsch”) and James B. Tananbaum (“Tananbaum,” together with PVP III, PMC III, Schnell, Barkas and Hirsch, collectively, the “PVP III Entities”). The PVP III Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.
(b) The address of the principal place of business of each of the PVP III Entities is 435 Tasso Street, Suite 200, Palo Alto, California 94301.
(c) The principal business of each of the PVP III Entities is the venture capital investment business.
(d) During the last five years, none of the Listed Persons (as defined below), to the knowledge of the PVP III Entities, has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Listed Persons (as defined below), to the knowledge of the PVP III Entities, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) PVP III is a Delaware limited partnership. PMC III is a Delaware limited liability company. Each of Schnell, Barkas, Hirsch and Tananbaum are citizens of the United States of America.
In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the managers and each other person controlling PMC III, the general partner of PVP III (the “Listed Persons”), required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.
Item 3. Source and Amount of Funds or Other Consideration
Pursuant to the terms of that certain Securities Purchase Agreement by and between the Issuer, certain of the PVP III Entities, and various other investors, dated June 6, 2005 (the “Securities Purchase Agreement”), purchased an aggregate of 2,281,022 shares of the Common Stock of the Issuer (the “Shares”), at a price of $5.48 per share, together with associated warrants (the “Warrants”) to purchase an aggregate of 798,358 shares of the Common Stock of the Issuer. The Warrants will be exercisable until June 6, 2010 (the “Expiration Date”) at an exercise price of $6.58 per share. In addition, the Warrants will be exercisable on a cashless basis (by surrender of the number of shares underlying the Warrants having a fair market value equal to the aggregate exercise price of the shares being acquired) until and including the Expiration Date. Certain rights relating to the Warrants were set forth in a Warrant Agreement, dated as of June 20, 2005, between the Company and Mellon Investor Services LLC, as Warrant Agent. The applicable per share purchase price and the number of shares issuable upon exercise of the Warrants are subject to adjustment for the occurrence of certain events, including stock dividends and split-ups, combinations, reorganizations and reclassifications. The consideration for the Warrants is included in the aggregate purchase price of the Shares.
The sale of the Shares and Warrants to the PVP III Entities described above was part of a private placement by the Issuer to a number of affiliated and unaffiliated investors (including the PVP III Entities). The closing of the transaction occurred on June 20, 2005.
The funds used by the PVP III Entities to acquire the securities described herein were obtained from capital contributions by its partners.

8.

References to and descriptions of the transaction as set forth in this Item 3 are qualified in their entirety by reference to the form of Securities Purchase Agreement (including the form of Warrant attached thereto as Exhibit A), which is incorporated by reference in its entirety in this Item 3.
Item 4. Purpose of Transaction
Certain of the PVP III Entities agreed to purchase the Shares and the Warrants for investment purposes with the aim of increasing the value of its investments and the Issuer.
Subject to applicable legal requirements, the PVP III Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on its evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the PVP III Entities’ ownership of the Issuer’s securities, other opportunities available to the PVP III Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above, the PVP III Entities may dispose of all or a portion of their securities of the Issuer at any time. The PVP III Entities reserve the right to increase or decrease its holdings on such terms and at such times as each may decide.
Other than as described above in this Item 4, none of the PVP III Entities have any plan or proposal relating to or that would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the Board of Directors or management of the Issuer, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the Board of Directors of the Issuer; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer’s business or corporate structure; (g) any changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above.
Item 5. Interest in Securities of the Issuer
The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this statement on Schedule 13D is provided as of December 31, 2005:

		Warrants	Sole	Shared	Sole	Shared
	Shares Held	Held	Voting	Voting	Dispositive	Dispositive	Beneficial	Percentage
PVP III Entities	Directly	Directly	Power	Power	Power	Power	Ownership	of Class (2)

Prospect Venture Partners III, L.P.	2,281,022	798,358	0	3,079,380	0	3,079,380	3,079,380	9.02%

Prospect Management Co. III, L.L.C. (1)	0	0	0	3,079,380	0	3,079,380	3,079,380	9.02%

David Schnell (1)	0	0	0	3,079,380	0	3,079,380	3,079,380	9.02%

Alexander E. Barkas (1)	0	0	0	3,079,380	0	3,079,380	3,079,380	9.02%

Russell C. Hirsch (1)	0	0	0	3,079,380	0	3,079,380	3,079,380	9.02%

James B. Tananbaum	25,000	0	25,000	3,079,380	25,000	3,079,380	3,104,380	9.09%

(1)	Prospect Management Co. III, L.L.C. (“PMC III”) serves as the sole general partner of Prospect Venture Partners III, L.P., and owns no securities of the Issuer directly. Schnell, Barkas and Hirsch serve as Managing Directors of PMC III, and each owns no securities of the Issuer directly.

(2)	This percentage is calculated based upon 34,123,190 shares of the Issuer’s common stock outstanding (as of November 7, 2005), as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on November 10, 2005.

9.

James B. Tananbaum, a managing director of PMC III, the sole general partner of PVP III, and a director of the Issuer, has an option to purchase 25,000 shares of the Issuer’s common stock. This option was granted on August 3, 2005 and began vesting in 36 equal monthly installments on August 3, 2005. As of the date of the filing of this Schedule 13D, Mr. Tananbaum may be deemed to beneficially own 25,000 shares of the Issuer’s common stock underlying this option (which is the number of shares issuable pursuant to the option within 60 days of the date hereof).
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.
Other than as described in this Schedule 13D, to the best of the PVP III Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.
Item 7. Material to Be Filed as Exhibits
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated June 6, 2005 (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 7, 2005 (SEC File No. 000-50767)).
B. Agreement regarding filing of joint Schedule 13D.

10.

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	February 13, 2006

PROSPECT VENTURE PARTNERS III, L.P.

By:	Prospect Management Co. III, L.L.C.
Its:	General Partner

	By:	/s/ David Schnell

	Name:	David Schnell
	Title:	Managing Director

PROSPECT MANAGEMENT CO. III, L.L.C.

By:		/s/ David Schnell

Name:		David Schnell
Title:		Managing Director

/s/ David Schnell

David Schnell

/s/ Alexander E. Barkas

Alexander E. Barkas

/s/ Russell C. Hirsch

Russell C. Hirsch

/s/ James B. Tananbaum

James B. Tananbaum
The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.
Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)

11.

SCHEDULE I
David Schnell, M.D.
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Principal Occupation: Managing director of Prospect Management Co. III, L.L.C., the sole general partner of Prospect Venture Partners III, L.P.
Citizenship: USA
Alexander E. Barkas, Ph.D.
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Principal Occupation: Managing director of Prospect Management Co. III, L.L.C., the sole general partner of Prospect Venture Partners III, L.P.
Citizenship: USA
Russell C. Hirsch, M.D. Ph.D.
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Principal Occupation: Managing director of Prospect Management Co. III, L.L.C., the sole general partner of Prospect Venture Partners III, L.P.
Citizenship: USA
James B. Tananbaum, M.D.
c/o Prospect Venture Partners
435 Tasso Street, Suite 200
Palo Alto, California 94301
Principal Occupation: Managing director of Prospect Management Co. III, L.L.C., the sole general partner of Prospect Venture Partners III, L.P.
Citizenship: USA

12.

EXHIBIT INDEX
A. Form of Securities Purchase Agreement between the Issuer and certain Purchasers, dated June 6, 2005 (Incorporated by reference to Exhibit 99.1 to the Issuer’s Current Report on Form 8-K filed on June 7, 2005 (SEC File No. 000-50767)).
B. Agreement regarding filing of joint Schedule 13D.

13.